

March 10, 2015

Via E-Mail
Mr. Jack Stuart
Chief Executive Officer and President
New Fuel Systems Inc.
5641 201 Street, Unit 210
Langley, British Columbia, Canada VCA 8A4

> **Re:** **New Fuel Systems Inc.**
> **Registration Statement on Form F-1**
> **Filed February 11, 2015**
> **File No. 333-202030**

Dear Mr. Stuart:

We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated financial statements and related disclosures to the extent required.

2. Please advise us of all other registration statements or companies for which your executive officers may have acted as promoters or in which they had a direct controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your executive officers and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3.  The EDGAR system indicates that your primary standard industrial classification code number is 2860.  Please revise.

Prospectus' Outside Front Cover Page

4.  You indicate that you are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act or JOBS Act.  Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Additionally, revise the prospectus to:

    • Describe how and when a company may lose emerging growth company status;

    • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    • State your election under Section 107(b) of the JOBS Act:

        ○ If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        ○ If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Our future success depends on broad market acceptance of our products…, page 9

5. Quantify the "considerable" amount of your marketing budget that you plan to spend educating consumers. We note the disclosure of $300,000 for marketing on page 25.

Plan of Operations, page 13

6. Please describe in reasonable detail the specific components of your plan of operations for the next 12 months, including the schedule and cost for completing them.

7. Given your history of no revenues, disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon the registration statement's effectiveness. Discuss also your liquidity during the duration of the offering, taking into account the fact that you will be a reporting company under the Exchange Act.

8. Disclosure indicates that you have made arrangements for a $100 million credit facility. Please file the credit facility as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

9. Disclosure indicates that it will be necessary for you to qualify in certain areas in order to make the initial draw down on your credit facility. Please revise your disclosure to provide a more detailed discussion regarding the qualifications that you must meet to obtain these funds and the likelihood that you will meet the requirements.

10. Please clarify in the third paragraph and in the business section that your subsidiaries, Electric City Motors Corp. and Water Evolution Systems Inc., have been inactive since incorporation. We note the disclosure on page 65 in the notes to the financial statements.

Business, page 22

11. Much of the presentation throughout this section, particularly under "Business Strategy," "Overview," "Economics," "Electric City Motors Corporation," and "Water Treatment and Purification," is principally promotional material and more appropriately directed to your potential customers and advertisers than to your potential investors. Additionally, the presentation often suggests or implies that you are a fully operational company rather than a development stage company. Please reconsider the disclosure in this section to convey adequately your status as a development stage company rather than as a fully operational company.

12. Please disclose the specific factual basis for and the context of all your beliefs,

understandings, estimates, and opinions. This pertains particularly to disclosure of all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all projections, statistics, and assertions, please remove them. To the extent that you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for a nominal or no charge, you must provide consent for its use or adopt the information as your own. Additionally, provide us copies of all sources used for disclosure of statistics.

Business Strategy, page 22

13. You refer to "established relationships" in the first paragraph through which you strive to identify technologies. Elaborate on your established relationships.

14. You refer to "several outlets of plastic supply" in the third paragraph ready to be committed to your first corporate operating facility. Identify the outlets. See Item 101(h)(4)(v) of Regulation S-K. Additionally, advise what consideration you have given to filing any agreements with the outlets as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Overview, page 23

15. You refer to your "selected" plastic to oil machines in the third paragraph. Clarify whether you have entered into agreements to purchase the selected plastic to oil machines and whether you have purchased the selected plastic to oil machines. If you have entered into agreements to purchase the selected plastic to oil machines, advise what consideration you have given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Economics, page 24

16. You state in the fourth paragraph that you have been approached by a local foam recycling plant that has expressed an interest in using your technology to recover monomers from its foam product. Clarify whether you have entered into an agreement with the foam recycling plant, and, if so, advise what consideration you have given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Plastics Market Assessment, page 26

17. Please clarify what the number in the column "Per Capita Plastic waste Consumption" in the first table represents. For example, does 326 represent pounds? Additionally, provide the source for the data presented in the table.

18. You refer to the "chart below" in the first paragraph after the second table. We are unable to locate the chart. Please revise.

19. You indicate in the penultimate paragraph that you have identified a "large number of waste handlers" that would be significant sources of plastics for your pilot plant. Clarify whether you have entered into any agreements with those waste handlers, and, if so, advise what consideration you have given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Competition, page 29

20. Please describe methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property, page 29

21. You state that you are familiar with technological options currently under use in Japan and Europe that are available for lease. You further state that in preparation of a pilot plant the company will determine which technology provider it will use. Your disclosures also indicate that the technology is patented, and you provide an estimate of costs associated with constructing a pilot plant. Given that you state the technology is patented, in use, and available for lease, please explain to us and disclose in your filing why a pilot plant is necessary for technology which appears to be viable and commercialized in the marketplace.

Related Party Transaction, page 29

22. Please identify any promoter of New Fuel Systems, and disclose New Fuel Systems' transactions with any promoter. See Item 404(d) of Regulation S-K.

Related Party Transaction, page 29; Properties, page 30

23. Please disclose whether you have an agreement with Hartlin Management Services for the lease of your executive offices and the management services, and, if so, file the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

24. Please elaborate on the management services that Hartlin Management Services provides you.

Related Party Transaction, page 29; Properties, page 30; Executive Compensation, page 34; Management's Responsibility for Financial Reporting, Page 58

25. References to Ms. Karen Hartlin as your chief financial officer in these sections is inconsistent with disclosures under "Management" on page 32 and "Signatures" on page 86 that Mr. Douglas R. Myrdal is your chief financial officer. Please reconcile the disclosures.

Management, page 31

26. Please list the ages of all directors and executive officers. <u>See</u> paragraphs (a) and (b) of Item 401 of Regulation S-K.

27. Please describe briefly the business experience of Messrs. Satyendra Tripathi and Christopher Reynolds during the past five years. <u>See</u> Item 401(e)(1) of Regulation S-K.

28. For each director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director of New Fuel Systems in light of the business and structure of the company. <u>See</u> Item 401(e)(1) of Regulation S-K.

29. Item 401(f) of Regulation S-K requires disclosure of involvement in certain legal proceedings during the past 10 years and not the past five years. Please revise.

Director Independence, page 33

30. Please identify your independent directors.

Executive Compensation, page 34

31. Please provide disclosure for fiscal year 2014 in the summary compensation table. <u>See</u> Item 401(n)(1) of Regulation S-K.

Directors' Compensation, page 35

32. Disclosure that your board of directors does not have an audit or any other committee is inconsistent with disclosures in "Management's Responsibility for Financial Reporting" on page 58 and in Note 1 to the financial statements on pages 47 and 64 which refer to your audit committee. Please reconcile the disclosures.

Selling Stockholders, page 35

33. Please describe briefly how each of the selling stockholders acquired the shares of common stock being offered for sale under this registration statement.

34. By footnote or otherwise, identify in the tabular column "Connection with Insider" the director or executive officer controlling the selling stockholder.

35. For any selling stockholder that is a legal entity, identify the natural person or persons having voting or investment control or both of the shares of common stock held by that selling stockholder. For example, refer to Hartlin Investment Services. For

guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations which are available on the Commission's website.

36. Please disclose the nature of any position, office, or other material relationship which each selling securityholder has had within the past three years with New Fuel Systems or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.

37. If any selling stockholder is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.  For any selling stockholder who is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling stockholder is an underwriter.   Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Where You Can Find More Information, page 40

38. You indicate that you have filed a registration statement on Form S-1.  Please revise to indicate that you have filed a registration statement on Form F-1.

Notes to the Condensed Interim Consolidated Financial Statements

Recent Accounting Pronouncements, (ii) New standards and interpretations not yet adopted, page 50

39. Please explain why you have included disclosure of Accounting Standards Updates or ASUs issued by the FASB.   It appears that you follow IFRS, and ASUs are not relevant to your accounting and financial presentation.   It appears that you should remove references to pending updates to U.S. GAAP accounting standards.

Independent Auditor's Report, page 59

40. Please obtain an audit opinion that opines on your financial statements based on International Financial Reporting Standards as adopted by the IASB.   Otherwise, provide a reconciliation of your IFRS financial statements to U.S. GAAP consistent with Item 18 of Form 20-F.

2.  Basis of Presentation, (d) Use of Estimates and judgments, Going concern, page 66

41. We note that you have included a discussion of the company's ability to continue as a going concern, and your disclosure states that management concluded that there is significant doubt as to the ability of the Group to meet its obligations.   Please explain to us how you reached this conclusion, given your cash position and obligations at December 31, 2013.   To the extent that you continue to believe a going concern condition existed at your fiscal year ended December 31, 2013, please explain why your auditors omitted a going concern paragraph from their audit opinion.   Based on your conclusion, it appears that you should revise your disclosures in the notes to your financial statements or obtain a revised audit opinion.

5.  Available-for-sale securities, page 74

42. We note that you sold $36,000 common shares of First Choice Products, received $1,846 of proceeds, and recorded a loss of $4,570.  Please tell us how you determined the amount of the loss that you recorded.

Recent Sales of Unregistered Securities, page 83

43. Please provide the disclosures required by paragraphs (b) and (d) of Item 701 of Regulation S-K.

Undertakings, page 84

44. Please provide the undertakings required by paragraphs (a)(4) and (a)(5)(ii) of Item 512 of Regulation S-K.

Exhibits

45. We note that you filed exhibits in PDF format only.  We note also that you did not file exhibit 3.1 in PDF format.  While Rule 104 of Regulation S-T allows PDF format to be used for an unofficial copy of an electronic document, Rule 101(a)(1)(i) of Regulation S-T requires a registration statement under the Securities Act to be filed in "electronic format."  Rule 11 of Regulation S-T defines "electronic format" as prepared in accordance with the EDGAR Filer Manual or EFM.  See Section 2.1 of EFM, and refile all exhibits filed with the initial registration statement to comply with the requirements specified in EFM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief

cc:  Via E-mail
     Gary R. Henrie, Esq.
     486 West 1360 N
     American Fork, UT 84003